December 16, 2016

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, DC 20549

RE:    Discover Financial Services
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed October 27, 2016
File No. 001-33378

Dear Ms. Sullivan:

Discover Financial Services (the “Company," "we," "our," "us") is pleased to respond to your letter dated December 6, 2016. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We appreciate the Staff's assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K for the Fiscal Year Ended December 31, 2015

Critical Accounting Estimates, page 57

Goodwill, page 58

1.
We note that as of December 31, 2015, the entire $255 million goodwill balance relates to your PULSE network, which is part of the payment services segment. We note your disclosure on page 52 that the changing debt card environment, including competitor actions related to merchant and acquirer pricing and transaction routing strategies, has adversely affected and is expected to continue to adversely affect your PULSE network’s business practices, network transaction volume and prospects for future growth. Given the various challenges that you currently face, as disclosed in your filings and discussed on earnings calls, please tell us and revise future filings to disclose the percentage or amount by which the estimated value of the reporting unit containing the PULSE network exceeds its estimated net book value as of the date of the most recent goodwill test. Please ensure that your disclosures also include a description of potential events and/or changes in circumstances that would negatively affect your fair value assessment and/or key assumptions.

As disclosed in our 10-K filing for 2015, our annual goodwill impairment test is conducted as of October 1, each year. The Company's goodwill impairment test as of October 1, 2016 confirmed that the estimated fair value of the PULSE reporting unit exceeds its carrying value by more than 200%. Accordingly, no goodwill impairment is indicated.

We will revise our Goodwill disclosures to address your comments in our future filings. In our 2016 10-K, we expect to include language substantially similar to the following:
At December 31, 2016, we reported goodwill of $[XXX] million associated with our PULSE network. The estimated fair value of the PULSE reporting unit was more than [XXX] times its carrying value as of October 1, 2016, and there are no present conditions that we believe would cause the fair value of this reporting unit to fall below its carrying value. However, competitive pressures leading to significant declines in revenue, or significant increases in the cost of equity, could cause the fair value of the reporting unit or the associated goodwill to decline in the future which could result in an impairment loss.

Notes to Consolidated Financial Statements

Note 5 – Loan Receivables, page 103

Troubled Debt Restructurings, page 108

2.
We note from page 110 that the success rates of your loan modification programs for student loans are very low. Specifically, for the years ended December 31, 2015, 2014, and 2013 you had $20 million, $21 million, and $17 million of new student loan modifications respectively, but you experienced a payment default for loans modified in a troubled debt restructuring (TDR) during the 15 months preceding the end of the period at a rate of $16 million, $18 million, and $12 million for the years ended December 31, 2015, 2014, 2013, respectively. Furthermore, we note from page 18 of your September 30, 2016 Form 10-Q that for the nine months ended September 30, 2016 and 2015, respectively, you had $31 million and $15 million new student loan modifications, but you experienced a payment default for loans modified in a TDR during the 15 months preceding the end of the period at a rate of $9 million and $12 million, respectively. Please respond to the following:

Before addressing your specific questions regarding modifications of student loans, we believe it is helpful to highlight some important distinctions about this class of receivables generally as well as Discover's portfolio specifically. Unlike other unsecured consumer loan products, student loan borrowers may not be required to make any payments during certain periods while the loan is outstanding.  Loan deferment is a provision in the student loan contract that permits the borrower not to make payments while enrolled at least half time in school.  During the deferment period, interest accrues on the loan balance and is capitalized to the loan when the loan enters repayment status.  Repayment of the loan begins when the student no longer qualifies for deferment.  A borrower in repayment may generally request forbearance for reasons including unemployment, economic hardship, medical disability or excessive student loan burden. In all cases, forbearance can not exceed a total of 12 months over the life of the loan.  If granted, interest continues to accrue during the forbearance period and is capitalized to the loan when the borrower resumes making payments. At the conclusion of a forbearance period, the contractual monthly payment is recalculated and is generally higher as a result.

In assessing the life and performance of a student loan, a lender's ability to observe the borrower's repayment behavior often does not arise until many years after the loan origination date. Using a traditional four years of school for an undergraduate degree and disbursements made each semester, there can be eight disbursements made to the student.  Once the student graduates, there is a 6-month contractual deferment (i.e., grace period) before the student begins repayment.  In this case, repayment begins nearly five years after the first disbursement is made to the student.  Typically, student loan losses are highest during the first two years of repayment (commonly referred to as loan seasoning) because it is during this period when borrowers are most likely to experience financial difficulty affecting repayment.  Considering this timeline, an undergraduate loan may take up to seven years after origination to begin to demonstrate seasoned performance.

The Company entered the student loan business during 2008, and with the growth and seasoning of our portfolio, loans in repayment have grown from $546 million at the end of 2011 to $2.8 billion at September 30, 2016. Forbearance was the only form of borrower assistance the Company offered to student loan borrowers until 2014. Accordingly, the determination of troubled debt restructurings for our student loans was initially based solely on borrowers utilizing forbearance.

As of September 30, 2016, the Company's student loans, excluding student loans accounted for as purchased credit-impaired ("PCI"), amounted to $6.3 billion, or 8.5% of the Company's total loan receivables of $74 billion. The balance of student loans reported as troubled debt restructurings was $71 million, which was 1% of the total non-PCI student loans and 0.01% of total loan receivables at that date. The allowance for loan losses related to student loan troubled debt restructurings was $18 million, or approximately 1% of the Company's total allowance for loan losses of $2 billion. Accordingly, the non-PCI student loan portfolio is not yet a material part of our total loan receivables.

•
Tell us the factors that you believe are driving such high levels of defaults for your student loan modifications. In this regard, it does not appear your other loan categories experience the same low level of success rates for their modification programs.

In comparison to the Company's other consumer loan products, student loan forbearance was less successful in assisting distressed borrowers because its use was limited to certain defined circumstances and its availability was limited in duration. As noted earlier, until 2014, forbearance was the only form of borrower assistance offered by the Company. Its use is generally granted only in cases of unemployment, economic hardship, medical disability or excessive student loan burden, and it can only be used for a cumulative period not to exceed 12 months over the life of the loan. The expansion of the Company's borrower assistance programs for student loans has been responsive to the recognized need to provide alternative accommodations to assist student loan borrowers in meeting their financial obligations.

•	Tell us whether you have made changes to the types of concessions granted as a result of your low modification success rate.

Beginning in 2014, and consistent with the timing of an increase in the number of our originated loans entering repayment, the Company made available to its student loan borrowers other loan modification programs in addition to forbearance. Whereas forbearance provides for a temporary delay in payments and is limited to a period not to exceed 12 months over the life of a loan, these new modification programs offer qualifying borrowers reduced monthly payments and/or interest rate concessions for specific periods of time, as well as maturity extensions in certain instances. The availability of additional programs beginning in 2014 provides greater flexibility to borrowers based on the degree of financial hardship and also extends the duration of assistance available beyond the 12 months provided by forbearance.

•
Tell us how you have factored in the low success rate of your student loan modifications into the determination of the allowance for loan losses. Additionally, disclose this policy in future filings as required by ASC 310-10-50-34(b).

As noted above, the Company's total allowance for loan losses at September 30, 2016 was in excess of $2 billion. The portion of the total allowance for loan losses associated with student loans was $157 million, of which $18 million related to troubled debt restructurings. In determining the Company’s allowance for loan losses, we estimate the expected losses for student loans modified in a troubled debt restructuring (including loans that either currently are or previously were enrolled in a loan modification program where such modification was deemed to constitute a troubled debt restructuring). Our experience with these modifications, including the rate of success associated with them, is considered in determining expected losses on those loans. That expected loss assumption is incorporated into the discounted present value computation used to derive the allowance for loan losses associated with student loans modified in a troubled debt restructuring.

In future filings, we will enhance the disclosures in our Loan Receivables footnote to provide the required qualitative information about how post-modification defaults are factored into the determination of the allowance for loan losses, to the extent material.

•	Tell us the percentage of your student loan TDRs that have been modified more than once.

As of September 30, 2016, the percentage of loans that have been granted forbearance after already being classified as a troubled debt restructuring is approximately 15%.

•
Given that your success rates for your student loan modifications appear to be improving during 2016, please tell us whether you have made any changes to your modification programs, or describe for us the drivers you believe may be causing this trend.

As discussed above, beginning in 2014 the availability loan modification programs in addition to forbearance has provided student loan borrowers with more resources in overcoming financial distress. Additionally, as mentioned in the Company’s September 30, 2016, Troubled Debt Restructurings disclosure (see p. 16 of Form 10-Q), there was a modest increase in student loan balances being accounted for as troubled debt restructurings as a result of recent analyses performed on student loan modification programs. The related increase in enrollments relative to prior period default comparisons widens the gap between enrollments and defaults in the current period.

•	Tell us your policy for removing the TDR designation for any loans previously modified in a TDR.

The Company's current policy is not to remove the troubled debt restructuring designation from a loan if the loan has previously been modified in a troubled debt restructuring. Student loans modified in a troubled debt restructuring are accounted for as such until the loan is paid off in full or is charged-off.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 4 – Loan Receivables, page 11

Troubled Debt Restructurings, page 16

3.
We note your disclosure that with the seasoning of the student loan portfolio, a greater amount of borrower performance data has become available to enable the Company to analyze borrower characteristics that aid in the determination of whether or not loans entering a payment assistance programs should be considered troubled debt restructurings (TDR). Your disclosure further states that through this analysis, you determined that a modified loan typically meets the definition of a TDR based on the cumulative length of the concession period and an evaluation of the credit quality of the borrower, whereas previously only a second forbearance of when the borrower was 30 days or greater delinquent was considered a TDR. Lastly, your disclosure states that as a result of these analyses, updates were implemented in July 2016 that modestly increased the student loan balances being accounted for as TDRs, although it did not lead to significant changes in the balance of the overall allowance for loan losses. Please respond to the following:

•
Tell us in more detail the information you now consider in your evaluation of the credit quality of the borrower, versus under your old methodology. As part of your response, explain how your new credit evaluation led to the conclusion that more loan modifications would be considered TDRs.

ASC 310-40-15-20 provides the following guidance:

In evaluating whether a receivable is a troubled debt restructuring, a creditor must determine whether the debtor is experiencing financial difficulties. In making this determination, a creditor shall consider the following indicators:

a.
The debtor is currently in payment default on any of its debt. In addition, a creditor shall evaluate whether it is probable that the debtor would be in payment default on any of its debt in the foreseeable future without the modification. That is, a creditor may conclude that a debtor is experiencing financial difficulties, even though the debtor is not currently in payment default.

b.	The debtor has declared or is in process of declaring bankruptcy.

c.	There is substantial doubt as to whether the debtor will continue to be a going concern.

d.	The debtor has securities that have been delisted.

e.
On the basis of estimates and projections that only encompass the debtor’s current capabilities, the creditor forecasts that the debtor’s entity-specific cash flows will be insufficient to service any of its debt (both interest and principal) in accordance with the contractual terms of the existing agreement for foreseeable future.

f.
Without the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor.

The above list of indicators is not intended to include all indicators of a debtor's financial difficulties.

The Company has always had information about default status on its loans as well as information about bankruptcy filings. As the portfolio has matured and more loans have entered into repayment, the Company has accumulated sufficient credit performance data specific to our borrowers to begin to evaluate the borrower's ability to service current debt or obtain funds from other sources.

Our historical analysis included a review of relative credit performance between borrowers receiving a single instance of forbearance and borrowers receiving a second forbearance. That analysis demonstrated that the single forbearance population had lower loss rates than borrowers coming out of the second forbearance. The analysis revealed that losses were significantly higher when a loan was 30 days or more delinquent at the time a second forbearance was granted as compared to those less than 30 days delinquent. This was the basis for the Company’s determination of whether the borrower was experiencing financial difficulty that was used prior to the updates implemented in July 2016.

With the growth and seasoning of the portfolio, the Company is now able to consider the credit performance, delineated by FICO score bands, for borrowers who have used forbearance. An analysis on this basis demonstrated that borrowers who enter forbearance with a FICO score below 660 eventually charge off at higher rates than expected portfolio performance and at higher rates than borrowers who enter forbearance with a FICO score above 660. This performance allows us to assume that borrowers with a FICO score below 660 are not likely to have cash flows sufficient to service current debt. Additionally, as FICO score is a standard industry indicator of creditworthiness, we assume that the borrowers with lower FICO scores would have a more difficult time obtaining a loan from other lenders.

With the performance information available with respect to these loans, the Company deemed it more appropriate to use FICO-based measures for determining whether or not a borrower is experiencing financial difficulty. The total population of loans that have entered forbearance with a FICO score less than 660 is a larger population than the total loans that have entered a second forbearance and are 30 or more days delinquent, therefore shifting to the use of the FICO-based measure has led to more loans being accounted for as troubled debt restructurings.

•
Tell us in more detail how you consider the cumulative length of the concession period under your new methodology, versus under your old methodology. As part of your response, please tell us whether you granted concessions exceeding four months as part of the first concession granted under your old methodology.

The fundamental considerations related to the length of concession period have not changed between the old methodology and the new methodology. Rather the judgments around the significance of delay have become more conservative with increased performance history. The cumulative length of forbearance under both the old and new methodologies also has not changed. In both cases, this is the total number of months of forbearance taken during the life of the loan, whether used consecutively or not. Forbearance is granted in various increments (in some cases exceeding four months as part of the first concession) but is in all cases limited to a cap of 12 months over the lifetime of the loan.

•
Tell us the specific cumulative length of the concession period for student loans that would result in the conclusion that the modification would be considered a TDR, assuming the financial difficulty requirement was also met.

The Company's private student loans have repayment terms of 15 and 20 years for undergraduate and graduate loans, respectively, and the actual period from origination to maturity can extend for several additional years since no payments are required while the borrower is in school. Based on an analysis of our programs against the measures outlined in ASC 310-40-15-17, a cumulative delay in payment of more than 6 months is considered a troubled debt restructuring when coupled with evidence that a borrower is experiencing financial difficulties. We will to continue to consider our various assistance programs and to periodically reassess the significance of any resulting delays in payments.

•
Clarify whether the “modest increase” in TDRs as a result of this policy was based only on new modifications since July 2016, or whether you went back prior to July 2016 to determine whether additional modifications would be considered TDRs under your new methodology. To the extent the latter is true, please tell us how far back you went in your analysis.

The new policy was applied to modified loans beginning July 1, 2016. The new parameters were applied on a prospective basis as appropriate for a change associated with a recurring accounting estimate that is driven by the emergence of new information. The amounts disclosed in the footnotes to the financial statements as of September 30, 2016 included the loans that had been classified as troubled debt restructurings under the prior methodology as well as the incremental increase during the quarter based on the new methodology.

* * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-4187 or Ed McGrogan, Senior Vice President and Chief Accounting Officer, at (224) 405-1179. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company's disclosures more comprehensive and transparent.

Sincerely,
/s/ R. Mark Graf
R. Mark Graf
Executive Vice President and
Chief Financial Officer

cc:    Ms. Kristine Obrecht, Deloitte & Touche LLP